Filed by InterPrivate III Financial Partners Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Aspiration, Inc.

Commission File No.: 001-40151

LA Clippers and Aspiration Set a New Standard for Social Responsibility in Sports

Aspiration becomes first Founding Partner of the Intuit Dome, which will be the first climate positive arena

Posted: Sep 27, 2021

LOS ANGELES – The LA Clippers and Aspiration have announced a multi-year partnership that designates the world’s leader in sustainability as a service solution for consumers and companies as the first Founding Partner of the Intuit Dome, the future home of the Clippers. Together, Aspiration and the Clippers are setting a new standard for social responsibility in sports by building the first climate positive arena and committing to programs that will make a difference in the fight against climate change. Aspiration recently entered into a merger agreement with InterPrivate III Financial Partners Inc. (NYSE: IPVF), a publicly traded special purpose acquisition company, which, upon closing, will result in Aspiration becoming a listed company.

The Clippers will engage Aspiration’s Sustainable Impact Services, which offers software and services that enable companies to integrate the fight against climate change into their daily customer experience. The Clippers and Aspiration are also introducing the first “Planet Protection Fund,” which will provide fans with the opportunity to offset their own carbon impact whenever they purchase a ticket to cheer on the Clippers. The two organizations will also develop sustainability programming to benefit Southern California businesses, entrepreneurs and students.

“There is a responsibility associated with building the best arena in the world,” said Clippers Chairman Steve Ballmer. “Aspiration becoming our first Founding Partner supports the stake we are planting in the ground to make Intuit Dome the most sustainable arena in the world.”

“Today, the Clippers are raising the bar for every major sports franchise in the world,” said Joe Sanberg, Co-founder of Aspiration. “By committing to a sustainable future, this team is proving that its massive cultural influence can extend to harnessing meaningful and ongoing action against the climate crisis by embedding Aspiration’s sustainability services throughout the fan experience. As a Clippers fan, I am proud to be partnering with them to define a new era of climate action in major league sports — and I hope that the rest of the NBA follows their example.”

The Clippers are aggressively working toward initiatives that will earn Intuit Dome a LEED Platinum certification, the highest classification available. Intuit Dome will operate 100% carbon-free from day one, and be the only sports arena in the world built with 100% embodied carbon concrete. Intuit Dome will be naturally ventilated, fully electric through batteries and solar power with enough on-site energy storage to power a basketball game or concert, and have no net new greenhouse gas emissions. It will feature a comprehensive waste reduction program to eradicate landfill waste onsite and extensive programs to improve regional air quality. Intuit Dome has committed to the annual monitoring of greenhouse gas emissions and transportation impacts, a first for a large-scale venue, which will ensure sustainability goals and promises are met, and also provide the data to help drive broader community transformation to a low carbon future.

“We are excited to be the first Founding Partner of Intuit Dome, and we recognize that this is a great opportunity to further integrate sustainability and carbon negativity into the operations of this iconic franchise,” said Andrei Cherny, Co-founder and CEO of Aspiration. “The LA Clippers are proof positive of Aspiration’s core philosophy: People and businesses can do well while also doing good.”

“Our relationship with Aspiration is aspirational; how do we do more?” said Gillian Zucker, LA Clippers President of Business Operations. “It’s not enough anymore to just do our part as a company. We need to use our platform to create a movement around the importance of protecting our planet.”

As Intuit Dome’s first Founding Partner and a team partner of the Clippers, Aspiration will receive physical and digital signage elements and activations that promote sustainability, hospitality elements and will become the presenting partner of the Clipper Nation MVP Program, which offers exclusive benefits to season ticket holders. Aspiration will also engage with the Clippers’ Mentorship Assist Zone program, which provides underserved Southern California youth with education and exposure to career opportunities.

About the LA Clippers

Led by Chairman Steve Ballmer, the LA Clippers have competed in 51 NBA seasons and appeared in the Playoffs in nine of the past 10 seasons. The Clippers are committed to the city of Los Angeles and through the LA Clippers Foundation, provide resources and opportunities that make a positive difference toward leveling the playing field for youth in Southern California. Visit the Clippers online at www.clippers.com or follow them on social media@LAClippers.

About Intuit Dome

Intuit Dome will open for the 2024-25 season in Inglewood, California as the new home of the LA Clippers. Built for the fan, by the fan, the technologically advanced and basketball-obsessed arena, entertainment venue and outdoor plaza will deliver a uniquely intimate and intense experience.

About Aspiration Partners Inc.

Aspiration is a leading platform to help people and businesses put automated sustainable impact into their hands and integrate it into their daily lives. The company is currently in the process of completing a merger with InterPrivate III Financial Partners Inc. (NYSE: IPVF), a publicly-traded special purpose acquisition company. Aspiration has earned the trust of its more than 5 million members by helping them spend, save, shop, and invest to both “Do Well” and “Do Good.” Aspiration Partners, Inc. is a certified B Corp. Headquartered in Marina del Rey, CA, Aspiration Partners Inc. is backed by investors including Alpha Edison, AGO, Capricorn Investment Group, Allen & Company, Flourish Ventures, Social Impact Finance, Deep Field Asset Management, Joseph Sanberg, Alex Pomeroy, Glenn “Doc” Rivers, Orlando Bloom, Leonardo DiCaprio, Cindy Crawford, Kaia Gerber, and Robert Downey Jr.’s Footprint Coalition Ventures. For more information, visit Aspiration.com or Aspiration.com/business. Still and video media assets can be found at https://tinyurl.com/56u3yu3z.

About InterPrivate III Financial Partners Inc.

InterPrivate III Financial Partners Inc., led by Chairman & CEO Ahmed Fattouh, President Nicholaos Krenteras, and Vice Chairman Sunil Kappagoda, is a blank check company whose business purpose is to effect a business combination with one or more businesses in the financial services or fintech sectors. InterPrivate III’s Board of Directors includes globally recognized financial services leaders including: former BankOneChairman, John McCoy; former Lucent and Verifone Chairman, Rich McGinn; Pine Brook founder and former Warburg Pincus Vice Chairman, Howard Newman; and fintech investor Gordy Holterman.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) involving InterPrivate III Financial Partners Inc. (“InterPrivate III”) and Aspiration Partners, Inc. (“Aspiration”), InterPrivate III intends to file a registration statement, which will include a preliminary proxy statement/prospectus, with the SEC. The proxy statement/prospectus will be sent to stockholders of InterPrivate III. This communication is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASPIRATION, INTERPRIVATE III, THE PROPOSED TRANSACTION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the Proposed Transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from InterPrivate III upon written request at InterPrivate III Financial Partners Inc., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the Proposed Transaction and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, InterPrivate III, Aspiration, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction under the rules of the SEC. Information about InterPrivate III’s directors and executive officers and their ownership of InterPrivate III’s securities is set forth in filings with the SEC, including InterPrivate III’s final prospectus used in connection with its initial public offering, which was filed with the SEC on March 9, 2021. To the extent that holdings of InterPrivate III’s securities have changed since the amounts included in InterPrivate III’s final prospectus used in connection with its initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants will also be included in the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Aspiration’s industry and market sizes, future opportunities for InterPrivate III, Aspiration and the combined company, InterPrivate III’s and Aspiration’s estimated future results and the Proposed Transaction, including the implied equity value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed or that will be disclosed in InterPrivate III’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) inability to complete the Proposed Transaction or, if InterPrivate III does not complete the Proposed Transaction, any other business combination; (2) the inability to complete the Proposed Transaction due to the failure to meet the closing conditions to the Proposed Transaction, including the inability to obtain approval of InterPrivate III’s stockholders, the inability to consummate the contemplated PIPE financing, the failure to achieve the minimum amount of cash available following any redemptions by InterPrivate III stockholders, the failure to meet the NYSE listing standards in connection with the consummation of the Proposed Transaction, or the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (3) costs related to the Proposed Transaction; (4) a delay or failure to realize the expected benefits from the Proposed Transaction; (5) risks related to disruption of management time from ongoing business operations due to the Proposed Transaction; (6) the impact of the ongoing COVID-19 pandemic; (7) the risk that Aspiration may not be able to execute its growth strategies or achieve and maintain profitability; (8) the uncertainty of Aspiration’s projected financial information; (9) changes regarding the development of the sustainability industry, the markets that Aspiration targets, customer demand and the ability of Aspiration to maintain and enhance its brand; (10) changes in the highly competitive market in which Aspiration competes, including with respect to its competitive landscape, rapid technological change or regulatory changes; (11) uncertainties surrounding Aspiration’s expansion of products and service offerings; (12) the ability of Aspiration to maintain strategic relationships and execute on strategic transactions; (13) extensive governmental regulation and scrutiny applicable to Aspiration and its subsidiaries, including as a result of certain of its subsidiaries being subject to SEC and FINRA rules and net capital requirements; (14) the ability of Aspiration to adhere to legal requirements with respect to the protection of personal data and privacy laws; (15) cybersecurity risks, data loss and other breaches of Aspiration’s network security and the disclosure of personal information; (16) the risk of regulatory lawsuits or proceedings relating to Aspiration’s products or services; (17) the risk that Aspiration is unable to secure or protect its intellectual property; (18) the limited experience of Aspiration’s management in operating a public company; (19) underlying assumptions and data with respect to Aspiration’s key performance indicators and other business metrics that may be (or may be perceived to be) inaccurate; (20) the risk that Aspiration may not be able to develop and maintain effective internal controls; (21) the outcome of any legal proceedings that may be instituted against InterPrivate III, Aspiration or any of their respective directors or officers following the announcement of the Proposed Transaction; and (22) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about InterPrivate III and Aspiration or the date of such information in the case of information from persons other than InterPrivate III or Aspiration, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Aspiration’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.